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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )*


                             TALLEY INDUSTRIES, INC.
                             _______________________
                                (Name of Issuer)

                                  COMMON STOCK
                                  ____________
                         (Title of Class of Securities)

                                   874687 10 6
                                 ______________
                                 (CUSIP Number)


                   Patrick J. Gilmartin, One William Street,
                    New York, New York, 10004 (212) 425-3220
                   _________________________________________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 14, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO.   874687 10 6                                     PAGE  2  OF   PAGES
            -----------                                          ---    --


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John J. McMullen    ###-##-####

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) |_|
                                                                        (B) /X/

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          /_/


-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
          NUMBER OF                7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                       1,002,930
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                                   --------------------------------------------
                                   8       SHARED VOTING POWER

                                           702,919
                                   --------------------------------------------
                                   9       SOLE DISPOSITIVE POWER

                                           1,705,849
                                   --------------------------------------------
                                   10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,705,849
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        /_/


-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5
-------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
   14
            IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   874687 10 6                                   PAGE  3  OF     PAGES
            -----------                                        ---    ---

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank, N.A.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) /_/
                                                                       (B) /X/

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          /_/


--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
          NUMBER OF                7       SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                                   --------------------------------------------
                                   8       SHARED VOTING POWER

                                           702,919
                                   --------------------------------------------
                                   9       SOLE DISPOSITIVE POWER


                                   --------------------------------------------
                                   10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            702,919
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         /_/


-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            BK
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 5)

         This Amendment No. 5 amends the joint statement of John J. McMullen ("JJM") and Wells Fargo Bank, N.A. (the "Trustee") on Schedule 13D dated March 17, 1988, as amended by Amendment No. 1 dated May 9, 1990, and as amended and restated in its entirety by Amendment No. 2 dated February 14, 1996, as amended by Amendment No. 3 dated June 3, 1996, and as amended by Amendment No. 4 dated July 10, 1996. Except as amended by this Amendment No. 5, the joint statement of JJM and Trustee is unchanged.

Item 4 is amended by adding the following:

                  Pursuant to the Voting Trust Agreement and instructions from JJM, Goldman, Sachs & Co. ("Goldman") transferred 100,000 shares of the issuer to each of two major educational institutions, as gifts to those institutions. Those transfers were effective on or about November 14, 1996. Further dispositions of the 200,000 shares of the issuer so transferred are free and clear of the restrictions contained in the Voting Trust Agreement, except for the obligation on the part of the educational institutions to transfer the shares only in Qualified Sales, as such term is defined in the Voting Trust Agreement.

Item 5 is amended by adding the following:

         Reference is made to cover pages 2-3 for information amending Item 5(a) and (b).

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 29, 1996




                  /s/ JOHN J. MCMULLEN
                  _________________________
                  John J. McMullen

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: NOVEMBER  29, 1996

                  WELLS FARGO BANK, N.A.,
                  AS TRUSTEE



                  BY:  /s/ Kathleen Jakubowicz
                       ------------------------
                       KATHLEEN JAKUBOWICZ
                       ASSISTANT VICE PRESIDENT